

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 28, 2017

Via E-mail
Jeremy Poirier
Chief Executive Officer
Bearing Lithium Corp.
1400-1111 W Georgia St.
Vancouver, BC
Canada V6E 4G2

>   **Re: Bearing Lithium Corp.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed June 16, 2017**
>   **File No. 333-217231**

Dear Mr. Poirier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

General

1. We note the revised disclosure on page 63 and the statement that you entered into "settlement agreements" with certain Li3 securityholders prior to entering into the merger agreement. You also state that the agreements are conditioned on the closing of the merger. Please identify for us the securityholders. It is unclear if you intend the registration statement to cover "the issuance of units at a deemed price of $0.40 per unit" in connection with the settlement agreements. Please provide us an analysis of whether the decision by Li3 securityholders to enter into the settlement agreement constituted an investment decision under the Securities Act and, if so, whether the offer and sale of the units was conducted using an exemption from registration. We may have further

comment. Please file the agreement or advise us why it should not be filed under Item 601(b)(10) of Regulation S-K.

Comparative Historical Per Share Data, page 34

2. We note your revised disclosure in response to comment 5. Please note, per Item 3(f) of Form F-4, the pro forma per share data should be that of the registrant. Therefore, this information should reflect the pro forma per share data of Bearing. Please revise your table to present pro forma net loss per share and book value per share for the fiscal year ended October 31, 2016 and the three month period ended January 31, 2017, consistent with the financial information and periods presented in your pro forma consolidated statements of loss on page F-3 and F-4, respectively.

3. We note your response to comment 6 indicates that you have revised your disclosure to include equivalent pro forma per share data of the company being acquired. We are unable to find this disclosure. Please refer to the Instructions to paragraph (e) and (f) of Item 3(f) of Form F-4 which states, "Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share before non-recurring charges or credits directly attributable to the transaction, pro forma book value per share, and the pro forma dividends per share of the registrant by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired." Please revise your disclosure accordingly.

Risk Factors, page 36

Risk Factors Related to the Merger, page 36

4. We note your response to comment 9. Please revise the risk factor on pages 35-36 to address the recent range of prices for Bearing shares, as is currently provided for Li3 shares. Please provide an example of the consideration for a Li3 shareholder based on recent Bearing trading prices, the fixed ratio, and an assumed number of Li3 common stock held by the shareholder, for example, 100. Disclose where Li3 shareholders can obtain the most recent trading price.

Material U.S. Federal Income Tax Consequences of the Merger, page 82

5. We note the revised disclosure on page 63 and your statement that the transaction will be accounted for as an acquisition rather than as a merger. Please revise the tax disclosure accordingly.

Pro Forma Consolidated Financial Statements, page F-1

Note 4. Pro Forma Assumptions and Adjustments, page F-7

6. Your disclosure indicates the fair value of the shares of Bearing issuable was determined based on the market value of Bearing's common shares at May 10, 2017. Please update your presentation to use the most recent stock price at the time of filing as a basis for the value of equity consideration to be issued in connection with the merger.

Li3 Energy Inc.

Unaudited Consolidated Financial Statements for the Three and Nine Months Ended March 31, 2017

Note 4. Investment in Minera Li, page C-10

7. We note your revised disclosure in response to comment 19 indicates that Li3 will account for the investment in the Maricunga joint venture as a cost method investment upon dissolution of Minera Li. Please explain how this disclosure is consistent with the presentation of your interest in Minera Li as an equity method investment in your pro forma financial statements. Please also tell us how you considered Article 5.1(g) of the Agreement and Plan of Merger in determining whether the dissolution of Minera Li is factually supportable and directly attributable to the merger transaction.

8. Please tell us if the board of directors of Li3 considered the loss of significant influence over the Maricunga project in their recommendation to approve the merger. Please also provide expanded disclosure regarding their consideration of this loss of influence in the discussion of the reasons for the merger at pages 59 through 61.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: William Macdonald, Esq.
     Macdonald Tuskey